

October 2, 2013

<u>Via E-mail</u>
Mr. Timothy B. Page
Chief Financial Officer
CAI International, Inc.
Steuart Tower, 1 Market Plaza, Suite 900
San Francisco, California 94105

      RE: **CAI International, Inc.**
              Form 10-K for the Year Ended December 31, 2012
              Filed February 28, 2013
              Form 10-Q for the Period Ended June 30, 2013
              Filed August 6, 2013
              Definitive Proxy Statement on Schedule 14A
              Filed April 26, 2013
              Response dated September 18, 2013
              File No. 1-33388

Dear Mr. Page:

      We have reviewed your response letter dated September 18, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition, page 30</u>

<u>Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 33</u>

1. We note your response to comment 2 from our letter dated September 4, 2013. Please provide the following:
    - You indicate in your proposed disclosure that the increase in rental revenue was partially offset by a $6.1 million decrease in rental revenue which resulted from a 6% decrease in average per diem rental rates during 2012, reflecting the competitive market conditions that you are facing. You also state that per diem rates are driven by market forces and by

the mix of the types of equipment in the fleet. Furthermore, you indicate that per diem rates are influenced by any significant additions to your fleet as new units are generally acquired at a higher cost than used units and carry a corresponding higher lease rate than older units. In that regard, please discuss the drivers that resulted in the decrease in average per diem rental rates during 2012. We note that you increased your owned fleet size by 46%. However, you have not provided any additional information in regards to the mix of equipment purchased during 2012. Please revise your discussion to provide more insight into your decrease in average per diem rental rates; and

- With regard to your management fee revenue, it is still not clear why there was a $1.1 million increase in arrangement fees. Please revise your proposed discussion to specifically tell us the reasons for the increase in arrangement fees in 2012. We also note that the size of your on-lease managed containers has decreased approximately 33% for the six months ended June 30, 2013. Given the continued reduction in the size of your on-lease managed containers, in future filings, please disclose the reason for this continued reduction and tell us why you believe that this is not indicative of future trends in your business.

Critical Accounting Policies and Estimates, page 41

Accounting for Rental Equipment, page 42

Impairment, page 43

2. We note your response to comment 4 from our letter dated September 4, 2013. Your proposed disclosure indicates that fair value is determined based on the market value of the particular equipment type. It still remains unclear how you determine fair value or market value of your equipment. Please revise your disclosure to specifically state how you determine the fair value or market value of a particular equipment type.

Form 10-Q for the Period Ended June 30, 2013

(1) The Company and Nature of Operations, page 8

Basis of Presentation, page 8

3. We note your response to comment 5 from our letter dated September 4, 2013. You indicated that you have historically consolidated 100% of CAIJ, Inc. even though you have only an 80% interest in CAIJ, Inc. Given your current ownership interest, please enhance your disclosure to indicate that net income attributable to the non-controlling interest is immaterial for all periods presented.

       You may contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Pamela A. Long, Assistant Director at (202) 551-3765, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief